

August 28, 2012

Via E-Mail
Mr. Scott Perry
Chief Financial Officer
AuRico Gold Inc.
110 Yonge Street, Suite 1601
Toronto, Ontario M5C 1T4

> **Re:** **AuRico Gold Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **Response letter dated August 10, 2012**
> **File No. 001-31739**

Dear Mr. Perry:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.3

Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page 6

Summary of significant accounting policies, page 6

(f) Long-lived assets, page 8

Mining interests, page 9

1. For purposes of estimating the useful life, please further explain to us how your use of less than proven and probable reserves in the depletion base is compliant with both the probability of future economic benefits and reliability of measurement criteria under the IFRS Framework (Chapter 4, paragraphs 40-43). In your response, please address your consideration of the degree of uncertainty for the expected pattern of consumption of the future economic benefits associated with measured and indicated and inferred resources that will flow to the entity, and your ability to measure this value with reliability.

2. We note in your response to comment 3(b) of our letter dated June 12, 2012 that the Company believes that the inclusion of measured, indicated and inferred resources in its depletion base is consistent with the IFRS Framework, Chapter, paragraph 51, as the Company mines in areas not included in its proven and probable reserves. We further note in your response to comment 2(b) of our letter dated July 27, 2012 that you only discuss mining outside reserves at El Cubo, which you have now sold in 2012. Please confirm to us that you also mine in areas not included in proven and probable reserves at Ocampo and El Chanate and, if so, quantify for us the amount and percentage of mining outside reserves at these mines in fiscal 2009-2011. To the extent that you do not mine outside of reserves at Ocampo and El Chanate, further explain to us why you include resources in the depletion base for these two mines.

3. We note in your response to comment 2(b) of our letter dated July 27, 2012 the factors that you considered to determine the percentage of inferred resources that were included in the portion of mineralization expected to be classified as reserves. It appears that the 25% inferred conversion assumptions for Ocampo and El Chanate are based on the Company's drill programs over a limited time period. It also appears that the 50% inferred conversion assumption for El Cubo is mostly based on the percentage of annual ounces mined outside of reserves during fiscal 2008 and 2009, although this percentage appears to have significantly decreased in fiscal 2010 and through your sale of El Cubo in fiscal 2012. Please further explain to us how you considered the limited time period over which you are basing your conclusions, and the apparent percentage decrease in annual ounces mined outside of reserves at El Cubo beginning in fiscal 2010 to arrive at your conclusions on the inferred conversion assumptions for each mine. In your response, also tell us whether any part of your resource conversion assumptions were directly related to the increase in gold prices.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments.

Sincerely,

/s/ Melissa N. Rocha for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining